Exhibit 99.1

NEWS RELEASE
FINAL BEAM PLACED ATOP BAY ADELAIDE CENTRE SIGNIFIES
NEAR COMPLETION OF FIRST TOWER
Bay Adelaide Centre — to be built to a LEED Gold Standard — revitalizes Toronto’s financial core as first major new development since 1992
TORONTO, September 23, 2008 — Brookfield Properties Corporation (BPO: NYSE, TSX) and its Canadian-based subsidiary, BPO Properties Ltd. (BPP: TSX) today celebrated the placement of the final beam atop Toronto’s Bay Adelaide Centre West tower — the first significant development project in the city’s financial core in over 17 years.
The 2.6-million-square-foot Bay Adelaide Centre consists of three phases, including today’s noted west tower, and is being built to a Leadership in Energy and Environmental Design (LEED) Gold Standard.
Toronto Deputy Mayor Joe Pantalone, along with over 300 men and women who helped construct the tower, as well as guests, attended the topping-off ceremony and signed their names on the 10-metre gold-plated steel beam that was then raised and set into place atop the 51-storey building. The ceremonial topping-off act is carried out when a building has reached its highest structural point.
“The topping off of the first phase of Bay Adelaide Centre is an extremely significant symbol of growth for Toronto’s core,” said Toronto Deputy Mayor Joe Pantalone. “While there are a number of development projects currently underway in the city, Bay Adelaide Centre will be the only commercial tower in the financial core district built to a LEED Gold Standard. The complex is a fine addition to Toronto’s already-impressive skyline.”
Adhering to strict building efficiency guidelines, using environmentally friendly materials and practices, and ensuring maximum recycling of building materials, Bay Adelaide Centre West will also feature state-of-the-art operating and life safety systems. Standing at the northeast corner of Bay and Adelaide Streets, the west tower will offer 1.16 million square feet of office space, 40,000 square feet of retail space and four levels of below-grade parking. The Bay Adelaide Centre West Tower is currently 72 per cent pre-leased.

“Brookfield Properties is proud to develop the world-class Bay Adelaide Centre. Today’s topping-off ceremony signifies that the structure’s skeleton is complete and that the tower will soon open its doors for business,” said Ric Clark, president and CEO, Brookfield Properties Corporation. “In only two short years, the northeast corner of Bay and Adelaide Streets has transformed into an extraordinary engineering and architectural gem.”
“We are honoured to provide our anchor tenant, KPMG, and our other tenants including Heenan Blaikie, Goodmans and Fasken Martineau DuMoulin with the financial district’s preeminent address as their new home,” said Tom Farley, president & COO of Canadian Commercial Operations for Brookfield Properties.
The design of Bay Adelaide West by WZMH Partners integrates the 11-storey historic façade of the former National Building, which will be rebuilt and restored to its 1926 grandeur. Toronto’s Path system, 27 kilometers of public walkway and retail located one level below grade, will be completed with the connection through Bay Adelaide Centre under Adelaide Street into Scotia Plaza and connect north to The Bay department store. The Bay Adelaide Centre will include an urban park, which will serve as a focal point of the development.
Completion of Bay Adelaide Centre West is expected in July 2009. Phases two and three of the complex will likely be a mix of office and residential.
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About Brookfield Properties Corporation
One of North America’s largest commercial real estate companies, Brookfield Properties owns, develops and manages premier office properties in major U.S. and Canadian cities. The portfolio is comprised of interests in 108 properties totaling 74 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company also holds interests in over 16 million square feet of high-quality, centrally located development and redevelopment properties in its major markets. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
About BPO Properties Ltd.
BPO Properties Ltd., 89% owned by Brookfield Properties Corporation, is a Canadian company that invests in real estate, focusing on the ownership and value enhancement of premier office properties. The current property portfolio is comprised of 27 commercial properties totaling 18.1 million square feet and five development sites totaling 5.7 million square feet. Landmark properties include First Canadian Place in Toronto and Bankers Hall in Calgary. BPO Properties’ common shares trade on the TSX under the symbol BPP. For more information, visit www.bpoproperties.com.

Forward-Looking Information
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties and BPO Properties believe that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the companies’ properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the companies’ accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the companies with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties (BPO Properties) — Company and Real Estate Industry Risks.” The companies undertake no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by securities laws.
Contact:  Melissa Coley, Vice President, Investor Relations and Communications
telephone:  O – (212) 417-7215; M – (917) 648-6277  email:  mcoley@brookfieldproperties.com